UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION

TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

On March 8, 2022, Skillful Craftsman Education Technology Limited, an exempted company with limited liability incorporated in the Cayman Islands (the “Company”), issued a warrant (the “Warrant”) to purchase the ordinary shares of the Company, par value $0.0002 per share, for an aggregate exercise price of no more than $10,000,000, to Tadpole Investing Carnival Limited, a business company incorporated in the British Virgin Islands.

A copy of the Warrant is attached as Exhibit 99.1 hereto, and is incorporated herein by reference. The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Exhibit 99.1 to this current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Skillful Craftsman Education Technology Limited (File No. 333-259498) and shall form a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Warrant to Purchase Ordinary Shares of Skillful Craftsman Education Technology Limited

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Xiaofeng Gao
Name:	Xiaofeng Gao
Title:	Chairman of the Board of Directors and Co-Chief Executive Officer

Date: March 21, 2022